Exhibit 99.1

PRESS RELEASE

Tembec announces first phase of $310-million investment to reinforce its position as a global leader in specialty cellulose

Montreal, Quebec, March 16, 2012 – Tembec announced today a $190-million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Québec. This investment will increase annual production of green electricity by up to 40 megawatts, reduce sulfur dioxide emissions by 70%, increase Temiscaming’s annual production capacity of specialty cellulose by 5,000 metric tonnes, and make Temiscaming one of the world’s lowest-cost specialty cellulose manufacturing facilities.

This project is the first phase of a two-phase investment plan for the facility. It will involve the replacement of three old boilers with a new high-pressure boiler designed to burn waste sulfite liquor, a co-product of the specialty cellulose manufacturing process, producing green steam for use at the facility. The project also calls for the installation of a new electricity turbine that will be driven by this steam. The turbine will increase the Temiscaming facility's green electricity production capacity from its current 10 megawatts to, eventually, 60 megawatts. The boiler is scheduled to start up in December 2013, followed by the turbine, in May 2014.

Hydro-Québec will offtake the additional green electricity produced by this turbine under a 25-year contract at $106 MW/hour, indexed with CPI, which will strengthen and stabilize Tembec’s revenues through the economic cycle.

The $190-million investment in Phase 1 will be financed with $105 million of new debt, which includes a $75-million loan from Investissement Québec; the balance of $85 million will come from free cash flow from Tembec operations.

“This game-changing project for Tembec will make Temiscaming one of the most competitive mills in the global pulp and paper market. I want to acknowledge the critical support of the Québec Government, through Investissement Québec, and the continuing commitment of our employees to remaining competitive,” stated James Lopez, Tembec’s President and Chief Executive Officer.

“This exciting project shows Québec’s commitment to supporting its regional resource-based industries, and helping them compete on the world stage. By working together proactively with local governments and Investissement Québec, we are pleased to reinforce Tembec’s leadership position in specialty cellulose, a growing and sustainable industry,” stated Québec Premier Jean Charest.

Once the new equipment is in operation, Tembec expects a four-year return on investment, through new revenues from green electricity, the additional production of 5,000 metric tonnes of specialty cellulose and lower costs. Tembec’s management expects the project will reach an annual run-rate EBITDA (earnings before interest, taxes, depreciation and amortization) contribution of approximately $40—$45 million by fiscal year 2015 assuming implementation as scheduled and planned.

The new boiler, turbine and emission control equipment will be sized to accommodate Phase 2 of the project, a follow-on investment of $120 million which is currently projected for 2014- 2015, Phase 2 would increase Temiscaming’s annual specialty cellulose production capacity by 30,000 metric tonnes, boost green electricity generation by 10 megawatts to attain full turbine capacity, and further reduce operating costs.

PRESS RELEASE

Tembec is the world’s second leading producer of specialty cellulose

Refined from wood pulp, specialty cellulose is a component of products in the pharmaceuticals, food, cosmetics, personal care, construction and electronics industries, among others. It is a high margin business, growing in the range of 4% to 5% per year, and enjoys more stable demand than forest product commodities.

Tembec’s combined investment of $310 million in the Temiscaming specialty cellulose facility –$190 million in Phase 1, and $120 million in Phase 2 – will be one of the largest in the forest products industry in many years. It will further reinforce Tembec’s position as the world’s second leading producer of specialty cellulose.

The overall project will increase Tembec’s annual production capacity of specialty cellulose from the current 310,000 metric tonnes to 345,000 metric tonnes. The Temiscaming facility’s production capacity will increase from the current 160,000 metric tonnes to 195,000 metric tonnes. Tembec’s Tartas, France, specialty cellulose facility has a current production capacity of 150,000 metric tonnes.

Tembec’s new 25-year power contract with Hydro-Québec

Tembec’s limited partnership, Tembec Energy L.P., has entered into a long-term power purchase contract with Hydro-Québec acting through its Hydro-Québec Distribution division. The agreement will allow Tembec to sell to Hydro-Québec, for a 25-year term, up to 50 megawatts of the electricity generated by a new turbine to be installed at its Temiscaming mill at green energy rates of $106 MW/hour, indexed with CPI.

Tembec’s loan agreement with Investissement Québec

In connection with the project, Tembec has also entered into a $75-million loan with Investissement Québec, a governmental agency, which will be used to finance a portion of the total cost of the project which is currently estimated at $190 million. The loan bears interest at a rate of 5.5% compounded yearly and is secured by a second priority charge over the project’s assets. The loan shall be reimbursed in equal monthly payments over a period of 12 years starting 36 months after the initial loan disbursement and is subject to compliance with certain covenants and undertakings customary with such types of loans. Under this loan, Tembec has also agreed to grant to Investissement Québec a five-year option to purchase three million common shares of Tembec at a price of $7 per share.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $2 billion, Tembec has 4,000 employees and is listed on the TSX (TMB).

PRESS RELEASE

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Media Contact:
Linda Coates
Vice President, Communications and Public Affairs
Telephone: 416 775-2819
linda.coates@tembec.com

Investor Contact:
Michel J. Dumas
Executive Vice President, Finance and CFO
Telephone: 819 627-4268
michel.dumas@tembec.com